Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

January 5, 2016

VIA EDGAR

Jennifer Gowetski, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reven Housing REIT, Inc.

Amendment No. 6 to Registration Statement on Form S-11

Filed November 24, 2015

File No. 333-196282

Dear Ms. Gowetski:

On behalf of Reven Housing REIT, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy of Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

This letter provides the Company’s responses to the comments received on December 17, 2015 from the staff of the Division of Corporation Finance of the Commission (the “Staff”) relating to Amendment No. 6 to the Registration Statement filed on November 24, 2015. Amendment No. 7 reflects revisions to the Registration Statement in response to the Staff’s comments.

Capitalization, page 54

1.          Please revise the number of shares issued and outstanding, as adjusted for consistency with your Pro Forma information.

Response: Appropriate disclosure has been provided on page 55.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

January 5, 2016

_____________________

Plan of Distribution, page 169

2.          We note your response to comment 6. Please revise your disclosure to state how each of Messrs. Carpenter and Meyer meets the requirements of the safe harbor set out in Rule 3a4-1 of the Exchange Act.

Response: Appropriate disclosure has been provided in the second paragraph on page 171.

3.          We note your disclosure on page 169 that, in connection with your appointment of a selling broker-dealer, you intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as your non-exclusive sales agent in consideration of your payment of commissions of up to 7% on the sale of shares. Please revise to clarify, if true, that the 7% commission is reflected in the price to the public on your cover page.

Response: Appropriate disclosure has been provided in the third paragraph on page 171.

The Company has endeavored to respond fully to each of the Staff’s comments. If you should have any questions about this letter or require any further information, please contact me at (949) 732-6557.

Sincerely,

/s/ Daniel K. Donahue
Daniel K. Donahue, Esq.

cc:	Reven Housing REIT, Inc.

PKF Certified Public Accountants, A Professional Corporation

Squar Milner LLP

Joseph A. Herz, Esq., Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501